UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January, 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Collaborates with Verizon and Altair to Deliver Category M1 Wireless Module for Use on Verizon’s 4G LTE Network

Sierra Wireless AirPrime® Cat-M1 module, based on Altair LTE platform, to be available for use on Verizon’s 4G LTE Cat-M1 network

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 5, 2017--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), a leading provider of fully integrated end-to-end solutions for Internet of Things (IoT) applications, today announced AirPrime® modules for Verizon’s LTE Category M1 (Cat-M1) wireless network. Sierra Wireless’ solutions support the 3GPP standard for low-power wide-area (LPWA) technologies, which is designed specifically to enable more connected objects and new IoT services.

The Sierra Wireless Cat-M1 module is based on the Altair ALT-1210 LTE platform. The ALT-1210 is one of the first chipsets supporting LTE Cat-M1 connectivity. The ALT-1210 enables greater than 10 years of battery life for many use cases, and features Release 13 Cat-M1 extended coverage and IoT-optimized throughput. The result is a more versatile, higher-performance solution than proprietary LPWA solutions.

“With the commercialization of Cat-M1 LPWA technology, LTE is now a superior option for many IoT applications that were previously restricted to short-range technologies due to cost, coverage and battery life,” said Dan Schieler, Senior Vice President and General Manager, Embedded Solutions at Sierra Wireless. “Our Cat-M1 module provides another CF3™ form factor option for our customers operating their devices on Verizon’s network, allowing them to quickly and cost-effectively migrate their connected IoT products or services from 2G, 3G, or 4G to Cat-M1.”

"We are thrilled to be working with Sierra Wireless to accelerate the development of IoT applications and connected products that will operate on Verizon’s 4G LTE Cat-M1 network,” said Chris Schmidt, Executive Director Device Technology at Verizon. “Sierra Wireless’ Cat-M1 modules simplify wireless integration and system development for device OEMs, enabling them to connect to Verizon’s network with all of the power, coverage, and cost benefits that come with Cat-M1.”

“Altair continues to spearhead wireless IoT semiconductor development, with the latest Cat-M1 standards,” said Eran Eshed, Vice President of Worldwide Marketing and Sales at Altair. “The cooperation with two innovative ecosystem partners enabled us to take our technology from the lab to the field, and is an important milestone in the maturity of Cat-M1 development and commercial readiness.”

Cat-M1 LPWA technology now combines lower cost, broader coverage and better battery life with the globally available and secure LTE infrastructure, which is expected to enable more connected objects and a more connected world.

Sierra Wireless AirPrime HL and WP Series modules are the smallest embedded modules (22 x 23 mm) to be completely interchangeable across 2G, 3G, 4G and LPWA technologies. They use the CF3 form factor, which is footprint compatible across product lines, providing customers with the option to develop smarter by building their connected IoT product or service on a single module. For more information about the new AirPrime Cat-M1 LTE module, visit http://www.sierrawireless.com/LPWA.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

About Altair

Altair Semiconductor is a leading provider of single-mode LTE chipsets. Altair's portfolio covers the complete spectrum of mobile broadband and IoT market needs, from supercharged video-centric applications all the way to ultra-low power, low cost IoT and M2M. Altair has shipped millions of LTE chipsets to date, commercially deployed on the world's most advanced LTE networks. For more information, please visit www.altair-semi.com. Follow Altair on Twitter: @AltairSemi.

Sierra Wireless, the Sierra Wireless logo and “AirPrime” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1-604-233-8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	January 5, 2017